Exhibit 99.1

Elan-UCD endowment honours Irish business leaders and boosts Ireland’s capacity in the 'Business of Biotechnology'

DUBLIN--(BUSINESS WIRE)—July 11, 2012 -- University College Dublin (UCD) and Elan Corporation plc, (NYSE: ELN) today announced two scholarships and an annual lecture series at University College Dublin (UCD) in the 'Business of Biotechnology' named in honour of Kieran McGowan, former head of the Industrial Development Authority of Ireland (IDA), Kyran McLaughlin, deputy chairman of Davy Stockbrokers and Laurence Crowley, the well-known accountant and board member of many Irish companies and organisations.

The UCD McGowan and McLaughlin post-doctoral scholarships and the Laurence Crowley ‘Business of Biotechnology’ lecture series are part of Elan’s €3.17 million donation to the university to build capacity at the interface between business and science disciplines.

The donation will also establish a new Elan Chair in the 'Business of Biotechnology' to provide academic leadership in this strategically important area. The new professor will be a joint appointment between UCD Business School and UCD College of Science. The appointee will be charged with bolstering the science/technology content of the Business School curriculum and enhancing the business and innovation content of the science curriculum.  They will also develop specialised masters programmes and other graduate courses in the business of biotechnology.

"As an Irish-based neuroscience biotechnology company that operates on a global scale, we understand the opportunities and challenges of this business more than most and are delighted in this instance to be in a position to share both financial support and experience with UCD to help create the next generation of biotech leaders out of Ireland," said Kelly Martin, chief executive officer, Elan. “We chose UCD as our academic partner in the business of biotechnology because of the university’s track record in driving an innovation culture among its scientists.”

"In assisting to create the next generation of Irish biotech leaders with UCD it is apt to acknowledge some of those who have helped to create the environment for this to succeed. I am delighted that we can honour the contribution of Kieran McGowan, Kyran McLaughlin and Laurence Crowley as part of this effort for their contribution to both Elan and the broader business context in Ireland," continued Mr Martin.

Under the direction of Dr Hugh Brady, president of UCD, the university has embedded innovation into the education curriculum, “The overarching goal of the sponsorship is to further strengthen the quality of the Irish graduate pipeline by creating a generation of business graduates who are technology savvy and of science graduates who can realise their innovation and entrepreneurial potential.”

According to Kelly Martin the potential for biotechnology is enormous and the current focus of the sector is on the expansion of research and discovery activities to complement Ireland’s established strength in manufacturing.  Consequently, the Elan/UCD business of biotechnology initiative will open opportunities for scientists in Ireland who wish to commercialise their work.

“The Elan-UCD partnership initiative is an example of how industry and university can support the national economic agenda – getting our brightest minds to provide vision and leadership for future wealth generation,” Mr Martin said.   “Promoting innovation in core science like this has an eye on creating high value jobs and enterprises that will enable graduates to contribute from Ireland in a meaningful way to the global biotech sector.”

The Elan €3.17 million to UCD comes after the company’s announcement of a strategic alliance with Cambridge University for research into Alzheimer’s and Parkinson's disease.  “Normally donations of this size are for bricks and mortar but Elan’s investment in brainpower demonstrates the company’s commitment to Ireland at this juncture.  It will have a profound impact on UCD’s future and on the expansion of our unique science and business offering,” Dr. Brady said.

“Ireland needs to produce the best business and technology graduates if it is to continue to attract major multinational companies and grow its own technology sector.  It also needs to take every step possible to increase the commercialisation of its research outputs and to enhance the innovation capacity of Irish-based industry.  The creation of a business of biotechnology hub supports the Irish and indeed the European agenda to support emerging enterprise in this area,” concluded Dr. Brady.

In recent years, UCD has fostered over 250 industry partnerships and is the national leader in technology transfer and university spinouts through NovaUCD.  Over 35 client companies are currently located at NovaUCD covering ICT, biotech, medical devices, wireless and renewable energy start-ups.

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About UCD

UCD is Ireland's largest university with 25,000 students, including 30% of all international students in the country. UCD educates the largest number of science and engineering graduates in Ireland, including over 31% of the science and engineering PhDs in the country, making it the national leader in fourth-level education. UCD has been ranked number one in research funding in Ireland for the last two years. Its research portfolio is particularly strong in biotechnology and includes the emerging area of systems biology. UCD is currently constructing an iconic 67,000 m2 Science Centre for teaching and research - the largest science capital development project in the history of Irish third-level education.

In recent years, UCD has fostered over 250 industry partnerships and is the national leader in technology transfer and university spinouts. Supported by the expertise of NovaUCD - the University's hub for knowledge transfer and commercialisation activities - many of these start-ups have gone on to develop new and game-changing products and services.

About Elan

Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit www.elan.com

Notes to Editor:

Kieran McGowan

A director of Elan, and a director of Charles Schwab Worldwide Funds plc, McGowan was, until May 2012, Chairman of CRH, plc.  From 1990 until his retirement in December 1998, he was Chief Executive of the Industrial Development Authority of Ireland.  He is a former Chair of the UCD Governing Authority.

Kyran McLaughlin

Deputy chair at Davy, Ireland’s largest stockbroker firm, he is a director of Elan and served as chairman from 2005 to 2011. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

Laurence Crowley

Former partner in KPMG Stokes Kennedy Crowley Chartered Accountants, Laurence has served on many boards in Ireland.  He is currently chair of PJ Carroll and Co Ltd, and of Realex Payments.  He is also a director of Aer Lingus and of Bord Gais Eireann.  He served as a director of Elan Corporation and as executive chairman of UCD Michael Smurfit Graduate School of Business.  He is former Governor of Bank of Ireland.

He is a co-chairman of the North South Roundtable Group; chairman of 'Gaisce - The President's Award', the Gate Theatre and The Middletown Centre for Autism.

He is a Director of Economic and Social Research Institute and serves on the Advisory Board of the US-Ireland Alliance.

UCD
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Elan
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